Exhibit (a)(12)



                                                          28 September 1998


 Not for release, publication or distribution in or into Canada, Australia or Japan.

                      MARSH & MCLENNAN COMPANIES, INC.

                          RECOMMENDED CASH OFFERS

                                    FOR

                             SEDGWICK GROUP PLC

               REQUEST FOR FURTHER INFORMATION RECEIVED FROM
                  UNITED STATES FEDERAL TRADE COMMISSION

 Marsh & McLennan Companies, Inc. and Sedgwick Group plc today announced that they have received a second request for additional information from the United States Federal Trade Commission ("FTC") in connection with the FTC's review of their proposed merger under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"). This second request extends the waiting period under the HSR Act beyond the initial expiration date of 27 September 1998. Unless earlier terminated by the FTC, the waiting period under the HSR Act will now expire at the end of the twentieth calendar day after the date that Marsh & McLennan substantially complies with the second request.

 Marsh & McLennan and Sedgwick will comply with the FTC's request for additional information and will co-operate with the FTC to achieve early termination of the extended HSR waiting period. As a result of the FTC's second request, the conditional purchases of 54,862,345 Sedgwick Shares, representing 9.9 per cent. of the issued share capital of Sedgwick, which were made on behalf of Marsh & McLennan and which were conditional on, amongst other things, all applicable waiting periods under the HSR Act having expired or been terminated by no later than 27 September 1998, have now lapsed. However, upon such early termination being received, Marsh & McLennan plans to buy Sedgwick Shares representing 9.9 per cent. of Sedgwick's issued share capital.

 A notification to the European Commission was made on 22 September 1998. The initial waiting period under the notification expires on 23 October 1998.

 Marsh & McLennan and Sedgwick remain committed to consummating the Offers on the existing terms and believe that can be achieved within the existing bid timetable.

 A.J.C. Smith, Chairman of Marsh & McLennan, commenting on this development, said today: "We continue to believe that the Offers serve the best interests of both companies' shareholders, clients and employees and should be approved by the relevant authorities in the United States and elsewhere. We will co-operate fully to bring about a successful transaction for all involved."

 Sax Riley, Chairman of Sedgwick, said: "We share Marsh & McLennan's views as to the outcome of the regulatory review processes and we will co-operate in the regulatory process in expectation of a successful conclusion."


 Contact:

 Marsh & McLennan
 Barbara Perlmutter                 +1 212 345 5585

 Kekst & Company                    +1 212 521 4800
 James Fingeroth
 Michael Freitag

 Brunswick                          +44 171 404 5959
 Alison Hogan

 Sedgwick                           +44 171 377 3456
 Julia Fish

 J.P. Morgan, Donaldson, Lufkin & Jenrette and Cazenove, which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Marsh & McLennan and for no one else in connection with the Offers and will not be responsible to anyone other than Marsh & McLennan for providing the protections afforded to their respective customers nor for giving advice in relation to the Offers.

 Rothschild and Credit Suisse First Boston, which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Sedgwick and no one else in connection with the Offers and will not be responsible to anyone other than Sedgwick for providing the protections afforded to their respective customers nor for giving advice in relation to the Offers.

 The Offers are not being made, directly or indirectly, in or into, Canada, Australia or Japan. Accordingly, neither copies of this announcement nor any related offering documents are to be mailed or otherwise distributed or sent in or into Canada, Australia or Japan.

 Terms defined in the offer document dated 4 September 1998 have the same meaning in this announcement unless the context requires otherwise.